UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of November 2023 Commission File Number 001-14928 SANTANDER UK PLC (Translation of registrant's name into English) 2 Triton Square, Regent’s Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

9 November 2023 Santander UK Group Holdings plc & Santander UK plc Directorate change Santander UK today announces the appointment of Angel Santodomingo as Chief Financial Officer. Angel will join the executive team, reporting to CEO Mike Regnier, and will assume his role in December, in anticipation of receipt of regulatory approval. He will also be appointed Executive Director of Santander UK Group Holdings plc and Santander UK plc, effective from the later date of receipt of regulatory approval or 1 January 2024. Angel has nearly 40 years’ experience in financial services and has worked within the Santander Group for nearly 20 years. He is currently Group Head of Strategy and Chief of Staff to the Executive Chair of Banco Santander, Ana Botín. He joined the Santander Group in 2005 as Head of International Developments and Asset Management and in 2014 was appointed CFO and Investor Relations Officer, Santander S.A. (Brazil) before returning to Spain and his current role in 2023. Angel replaces Duke Dayal who had held the role of CFO at Santander UK since 2019. Santander UK CEO Mike Regnier said: “I am delighted to welcome Angel to Santander UK as our CFO. He brings with him a huge amount of valuable experience from Group, which will be of enormous benefit to us as we roll out our new Group operating model announced last month.” Angel Santodomingo said: “After 18 years working across different parts of the Group, I am excited to be joining the UK business. I look forward to working closely with the Board and the management team and helping to shape the future of the bank.” - Ends - Editor’s notes Photo available on request. Angel Santodomingo – career history Angel has held a number of positions across financial services firms in Spain and Latin America. Before joining the Santander Group in 2005, he was the President of CFA Spain, a professional association representing investment professionals in Spain and Andorra. Angel joined the Santander Group as Head of International Developments and Asset Management in 2005, and most recently held the position of Group Head of Strategy and Chief of Staff to the Executive Chair of Banco Santander, Ana Botín. He has held a number of Board positions in companies in Brazil and Uruguay. Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 June 2023, the bank had around 19,400 employees and serves around 14 million active customers, 7 million digital customers via a nationwide 445 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK.

Banco Santander (SAN SM, STD US, BNC LN) is a leading commercial bank, founded in 1857 and headquartered in Spain. It has a meaningful presence in 10 core markets in the Europe, North America and South America regions, and is one of the largest banks in the world by market capitalization. Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first half of 2023, Banco Santander had €1.25 trillion in total funds, 164 million customers, 9,000 branches and 212,000 employees. For further information: mediarelations@santander.co.uk

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK PLC Dated: 9 November 2023 By / s / John Mills Company Secretary